Exhibit 99.6

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

WNS (HOLDINGS) LIMITED

March 30, 2018

GO GREEN

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Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before 10:00 a.m. on March 22, 2018.

¯  Please detach along perforated line and mail in the envelope provided.  ¯

∎ 00030000000000000000 4	033018

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL.

RESOLUTION PRESENTED FOR CONSIDERATION AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON MARCH 30, 2018.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

SPECIAL RESOLUTION:
		FOR	AGAINST	ABSTAIN

1   Approval to purchase American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, effective from the date of adoption of this resolution and up to (and excluding) the date of the third anniversary of such date of adoption, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased

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To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Signature of Shareholder	Date:	Signature of Shareholder	Date:

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Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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